Exhibit 99.1

TD Capital Trust IV Announces Redemption of TD Capital Trust IV Notes – Series 2

TORONTO, Sept. 23, 2021 /CNW/ - TD Capital Trust IV (the "Trust") announced today its intention to redeem all of the outstanding TD Capital Trust IV Notes – Series 2 ("TD CaTS IV – Series 2") on November 1, 2021 (the "Redemption Date"), at a price of $1,000 per $1,000 principal amount of TD CaTS IV – Series 2 plus the accrued and unpaid interest payable on the Redemption Date. The Trust is exercising its regulatory event redemption right in respect of the TD CaTS IV – Series 2 because, as previously announced on February 27, 2020, as of November 1, 2021, the TD CaTS IV – Series 2 will no longer be recognized as regulatory capital under Basel III.

Notice will be delivered to TD CaTS IV – Series 2 holders in accordance with the terms outlined in the TD CaTS IV – Series 2 prospectus dated January 15, 2009.  Interest on the TD CaTS IV – Series 2 will cease to accrue on and after the Redemption Date.  The TD CaTS IV – Series 2 redeemed by the Trust will be cancelled and will not be reissued.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by assets and serves more than 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.7 trillion in assets on July 31, 2021. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

Gillian Manning, Head of Investor Relations, 416-308-6014; Natasha Ferrari, Media Relations, Natasha.ferrari@td.com, 416-400-9098.